Via E-mail


5/8/10

Richard,

I truly regret that it has come to this. When I contacted you a week or so ago, I was hoping that you would appreciate that I was at the end of my rope, and that we needed to work together to nail something down that was more concrete, to give me the reassurance I need as a 6% holder, and, frankly, the reassurance that I believe all outside shareholders are entitled to.

I would have been willing to work within the current structure of things, if, as a minimum, the following items would have been agreed to have been enacted:

1) make compensation committee bonafide arms-length from you, by replacing Goldberg with Utay, and replacing Solomon with new (bonafide independent) appointee to the board
2) Have at least ONE of Goldberg or Dubofsky step down from the board (preferably both).
3) eliminate bylaw provision mandating that CEO must be the chairman
4) release the Nadel Consulting group study in an 8-K

When no attempts to negotiate, or communicate with me are attempted, and the board is merely plugging away in (putatively) adding one stinking new member, and 7 months go by, and I can't follow up individually and communicate with the 2 board members I met, and I find out that you and Mr. Goldberg are both former presidents of the same country club, and really really close "chums," among other things, it really just rubs me the wrong way.

I'm sorry that we couldn't come to terms, and it will now be necessary for me to draw public attention to the things that I think are wrong at P&F. This is certainly NOT what our company needs at this time...but I feel you, and the board, have left me with no choice. Goodness knows I tried a different course.

Tim Stabosz